FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4 R(1)(c) I give details of changes in the interests of Dr P J T Vallance, a Person Discharging Managerial Responsibilities, in the Ordinary Shares of GlaxoSmithKline ('GSK'). GSK was advised on 28 January 2015 that Dr P J T Vallance's Connected Person, Dr S Dexter, acquired:

(i) 175 GSK Ordinary Shares ('Share'), at a price of 1414.135 pence per Share, following the re-investment of the dividend paid to shareholders on 2 October 2014; and
(ii) 274 GSK Ordinary Shares, at a price of 1417.542 pence per Share, following the re-investment of the dividend paid to shareholders on 8 January 2015.

V A Whyte
Company Secretary

28 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 28, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc